Westminster Research Associates LLC
Statement of Financial Condition
At December 31, 2017
Confidential

(in thousands)

Assets		
Cash and cash equivalents	$	7,062
Cash and cash equivalents segregated for the exclusive benefit of customers and other restricted deposits		50,692
Receivables from brokers, dealers and clearing organizations		28,659
Prepaid research, net of allowance of $1,093		10,700
Deferred tax asset		323
Other assets		286
Total assets	$	97,722
Liabilities and Member's Capital		
Liabilities		
Commission management payables	$	56,067
Due to related parties		5,448
Accrued compensation and other liabilities		2,422
Total liabilities		63,937
Member's equity		33,785
Total liabilities and member's equity	$	97,722

The accompanying notes are an integral part of this statement of financial condition.